                                            Exhibit 99.1
Press Release

Investor Relations Contact
Dean Ridlon
Cognyte Software Ltd.
IR@cognyte.com

Cognyte Reports First Quarter Fiscal 2026 Financial Results

Business momentum continues driving double-digit revenue growth and a year-over-year increase in profitability

Herzliya, Israel, June 11, 2025 - Cognyte Software Ltd. (NASDAQ: CGNT) (the “Company,” “Cognyte,” “we,” “us” and “our”), a global leader in software-driven technology for investigative analytics, today announced results for the three months ended April 30, 2025 ("Q1 FYE26").

Financial Summary for Three Months Ended April 30, 2025

•Q1 FYE26 Revenue was $95.5 million, up approximately 15.5% compared to the same period last year.
•Q1 FYE26 GAAP operating income was $2.2 million, compared to an operating loss of $2.3 million in the same period last year.
•Q1 FYE26 Non-GAAP operating income was $7.6 million, compared to operating income of $1.8 million in the same period last year.
•Q1 FYE26 GAAP Net income was $0.1 million, compared to a net loss of $3.6 million in the same period last year.
•Q1 FYE26 Adjusted EBITDA more than doubled to $10.3 million, compared to $5.0 million in the same period last year, reflecting the leverage we have in our financial model.

Balance Sheet and Net Cash Provided by Operating Activities

•During Q1 FYE26, the company continued to execute its share repurchase program, buying about 952,000 ordinary shares for an aggregate purchase price of approximately $9 million.
•As of April 30, 2025, cash, cash equivalents and restricted cash were $102.9 million, compared to $113.1 million at January 31, 2025. The decrease in cash, cash equivalents and restricted cash was primarily due to the share repurchases during Q1 FYE26.
•During the three months ended April 30, 2025, net cash provided by operating activities was $1.7 million, compared to net cash provided by operating activities of $21.5 million, in the same period last fiscal year. Q1 FYE26 cash generation was relatively modest primarily due to the timing of collections, as we had strong collections in Q4 last fiscal year.

                                            Exhibit 99.1

Management Commentary
“Our first quarter performance reflects solid progress against our strategic priorities,” said Elad Sharon, Cognyte’s chief executive officer. “As threats evolve, so does our commitment to innovation, particularly in applying AI and advanced analytics to help our customers stay ahead. We’re focused on shaping the future of investigative analytics while creating lasting value for all our stakeholders.”

“We continue to secure major deals globally from both existing and new customers which we believe reflects the growing demand for, and the value of, our cutting-edge investigative analytics solutions,” said David Abadi, Cognyte’s chief financial officer. “With clear revenue visibility and a strong balance sheet, we have the financial flexibility to capitalize on the opportunities ahead. This solid foundation supports our focus on driving long-term growth and increasing profitability this year and beyond.”

FYE26 Outlook

We are updating our outlook for the year ending January 31, 2026 (“FYE26” and “Fiscal 2026”) mainly to reflect the May 2025 acquisition of GroupSense as follows:

•Revenue: $395 million at the midpoint with a range of +/-2%, representing approximately 13% growth from previous year revenue.
•Adjusted EBITDA: Approximately $44 million at the midpoint of our revenue outlook, representing 50% year-over-year growth.
•Non-GAAP Diluted EPS: $0.19 at the midpoint of our revenue outlook.

Additional Financial and Operational Data for the First Quarter Ended April 30, 2025

•Q1 FYE26 Total Software revenue increased by $6.2 million, compared to last fiscal year, aligned with our growth strategy.
•Q1 FYE26 Software revenue increased by $5.9 million, compared to the same period last year. The increase was mainly driven by increased sales of software perpetual licenses.
•Q1 FYE26 Software services revenue increased by $0.3 million, compared to the same period last year.
•Q1 FYE26 Professional services and other revenue increased by $6.6 million, compared to the same period last year primarily related to revenue recognition timing and scale of deployments.
•Q1 FYE26 Recurring Revenue(1) increased by 3.2% to $47.2 million, compared to the same period last year.
•Q1 FYE26 Non-GAAP Gross profit and margin were $68.7 million and 71.9%, respectively, an increase of $9.9 million and 80 bps improvement compared to the same period last year. The increases are the result of the significant value customers derive from our innovative solutions, our competitive differentiation and our improved cost structure.
•Q1 FYE26 Billings(2) were $78.3 million, consistent with last year.
•Total Backlog(3) at the end of Q1 FYE26 was $484.9 million and short-term Backlog was $260.1 million.
•Total RPO(4) was $597.8 million at the end of Q1 FYE26, representing an increase of $52 million from $545.8 million at the end of Q4 FYE25. .

                                            Exhibit 99.1
•Short-term RPO(4) at the end of Q1 FYE26 increased to $346.9 million, providing solid visibility into FYE26 revenue.
•As part of its U.S. growth strategy, the Company recently acquired GroupSense, a cyber threat intelligence company that combines automated and human capabilities to deliver customer-specific intelligence. This acquisition adds a highly experienced team with strong domain expertise and a solid U.S. customer base.

For information about the non-GAAP financial measure or key metric, please see “Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics” at the end of this release.

(1) Recurring Revenue – Recurring revenue is comprised primarily of revenue from support contracts as well as revenue from subscription offerings.
(2) Billings – Revenue plus the change in contract liabilities, contract assets and unbilled balances.
(3) Backlog represents unbilled amounts contracted under contracts deemed certain to be invoiced.
(4) RPO, or remaining performance obligations, represents contracted revenue that has not yet been recognized that will be invoiced and recognized as revenue in future periods.

Conference Call Information
We will conduct a conference call today at 8:30 a.m. ET to discuss our results for the three months ended April 30, 2025. A real-time webcast of the conference call with presentation slides will be available in the Investor Relations section of Cognyte’s website. Those interested in participating in the question-and-answer session need to register at: https://register-conf.media-server.com/register/BI00bd9d559d3f45a492df9f8065a6752f to receive the dial-in numbers and unique PIN to access the call seamlessly. It is recommended that you join 10 minutes prior to the event start (although you may register and dial in at any time during the call). An archived webcast of the conference call will also be available in the “Investors” section of the company’s website.

About Cognyte Software Ltd.
Cognyte is a leading software-led technology company, focused on solutions for data processing and investigative analytics which allow customers to generate actionable intelligence from their data, thereby enabling a safer world. Cognyte’s solutions empower law enforcement, national security, national and military intelligence agencies, and other organizations to navigate an increasingly complex landscape. With offerings that leverage state-of-the-art technology, including Artificial Intelligence (AI), big data analytics and advanced machine learning, Cognyte enables smarter, faster decisions for successful outcomes. Hundreds of customers rely on Cognyte solutions to uncover critical insights from past events and anticipate emerging threats. By harnessing AI-driven intelligence, Cognyte accelerates investigations with exceptional speed and accuracy while enabling customers to better anticipate, predict and mitigate threats with greater precision. Learn more at www.cognyte.com.

About Non-GAAP Financial Measures and Other Key Metrics
This press release and the accompanying tables include non-GAAP financial measures and other key metrics. For a description of these non-GAAP financial measures and other key metrics, including the reasons management uses each measure and metric, and reconciliations of non-GAAP financial measures presented for completed periods to the most directly comparable financial measures prepared in accordance with GAAP, please see the tables below as well as "Supplemental Information About Non-GAAP Financial Measures" at the end of this press release.

Our non-GAAP outlook for FYE26 excludes the following GAAP measures for which we are able to provide a range of probable significance:

•Stock-based compensation is expected to be between approximately $18.0 and $20.0 million, assuming market prices for our ordinary shares are generally consistent with current levels.

                                            Exhibit 99.1
For additional information about our expectations for FYE26, please refer to the Q1 FYE26 conference call we will conduct on June 11, 2025.
Our non-GAAP outlook unless otherwise specified, reflects foreign currency exchange rates approximately consistent with current rates, and does not include the potential impact of any business acquisitions that may close after the date hereof.

We are unable, without unreasonable effort, to provide a reconciliation for other GAAP measures which are excluded from our non-GAAP outlook, including the impact of future business acquisitions or future acquisition expenses, future restructuring expenses, and non-GAAP income tax adjustments due to the level of unpredictability and uncertainty associated with these items. For these same reasons, we are unable to assess the probable significance of these excluded items. While historical results may not be indicative of future results, actual amounts for the three months ended April 30, 2025, and 2024, respectively, for the GAAP measures excluded from our non-GAAP outlook appear in Table 4 of this press release.

Caution About Forward-Looking Statements
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934. Forward-looking statements include statements regarding expectations, predictions, views, opportunities, plans, strategies, beliefs, and statements of similar effect relating to Cognyte. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements. These forward-looking statements do not guarantee future performance and are based on management's expectations that involve a number of known and unknown risks, uncertainties, assumptions and other important factors, any of which could cause our actual results or conditions to differ materially from those expressed in or implied by the forward-looking statements. Some of the factors that could cause our actual results or conditions to differ materially from current expectations include, among others: uncertainties regarding the impact of changes in macroeconomic and/or global conditions; risks related to geopolitical changes and investor visibility constraints; risks related to new tariffs and retaliatory measures that may adversely affect the economy and reduce government spending; risks related to the impact of inflation and related volatility on our financial performance; risks relating to adverse changes to the regulatory constraints to which we are subject; risks related to the impact of disruptions to the global supply chain; risks resulting from health crises; risks related to conditions in Israel including Israel’s conflict with Hamas and other terrorist organizations in the region since October 7, 2023; risks associated with customer concentration and challenges associated with our ability to accurately forecast revenue and expenses; risks associated with political and reputational factors related to our business or operations; risks associated with our ability to keep pace with technological advances and challenges and evolving industry standards; risks relating to proprietary rights infringement claims; risks relating to defects, operational problems, or vulnerability to cyber-attacks of our products or any of the components used in our products; risks related to the strengths of our intellectual property rights protection; risks that we may be unable to establish and maintain relationships with key resellers, partners, and system integrators and risks associated with our reliance on third-party suppliers for certain components, products or services; risks due to the aggressive competition in all of our markets; challenges associated with our long sales cycles and with the sophisticated nature of our solutions; risks associated with our ability or costs to retain, recruit and train qualified personnel; risks relating to our ability to properly manage investments in our business and operations, execute on growth or strategic initiatives; risks associated with acquisitions, strategic investments, partnerships or alliances; risk of security vulnerabilities or lapses, including cyber-attacks, information technology system breaches, failures or disruptions; risks associated with the mishandling or perceived mishandling of sensitive, confidential or classified information; risks associated with our failure to comply with laws; risks associated with our credit facilities or that we may experience liquidity or working capital issues and related risks that financing sources may be unavailable to us on reasonable terms; risks associated with changing tax laws and regulations, tax rates, and the continuing availability of expected tax benefits in the countries in which we operate; risks associated with our significant international operations, including due to our Israeli operations, fluctuations in foreign exchange rates, and exposure to regions subject to political or economic instability; risks associated with complex and changing regulatory environments relating to our operations and the markets we operate in; risks relating to the adequacy of our existing infrastructure, systems, processes, policies, procedures, internal controls and personnel for our current and future operations and reporting needs; risks related to the tax treatment of our spin-off from Verint; risks related to our share repurchase program, and risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer. ; and other risks set forth and in Section 3.D - “Risk Factors” in our latest annual report on Form 20-F for the fiscal year ended January 31, 2025, that has been filed with the

                                            Exhibit 99.1
Securities and Exchange Commission (the "SEC") on April 2, 2025, and in our subsequent filings with the SEC. In addition, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time. It is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. Any forward-looking statement made in this press release speaks only as of the date hereof. Except as otherwise required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances, or any other reason.

                                            Exhibit 99.1
Table 1
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Operations
(Unaudited)

	Three Months Ended April 30,
(in thousands except share data)	2025	2024
Revenue:
Software	$37,371	$31,445
Software service	44,677	44,355
Professional service and other	13,500	6,914
Total revenue	95,548	82,714
Cost of revenue:
Software	5,991	5,850
Software service	10,456	10,635
Professional service and other	10,955	7,847
Total cost of revenue	27,402	24,332
Gross profit	68,146	58,382
Operating expenses:
Research and development, net	29,098	26,825
Selling, general and administrative	36,895	33,766
Amortization of other acquired intangible assets	—	73
Total operating expenses	65,993	60,664
Operating income (loss)	2,153	(2,282)
Other income, net:
Interest income	658	568
Interest expense	(53)	(10)
Other income, net	1,521	198
Total other income, net	2,126	756
Income (loss) before provision for income taxes	4,279	(1,526)
Provision for income taxes	4,137	2,075
Net income (loss)	142	(3,601)
Net income attributable to noncontrolling interest	1,123	1,516
Net loss attributable to Cognyte Software Ltd.	$(981)	$(5,117)

Net loss per share attributable to Cognyte Software Ltd.:
Basic and diluted	$(0.01)	$(0.07)

Weighted-average shares outstanding:
Basic and diluted	72,225	71,029

                                            Exhibit 99.1
Table 2
COGNYTE SOFTWARE LTD.
Condensed Consolidated Balance Sheets

	April 30,	January, 31
	2025	2025
(in thousands)	(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	$102,642	$112,719
Restricted cash and cash equivalents and restricted bank time deposits	284	381
Accounts receivable, net of allowance for credit losses of $1.1 million as of April 30, 2025 and January 31, 2025	113,271	109,374
Contract assets, net of allowance for credit losses of $0 million and $1 million as of April 30, 2025 and January 31, 2025, respectively	6,797	6,941
Inventories	18,175	18,988
Prepaid expenses and other current assets	37,590	37,750
Total current assets	278,759	286,153
Property and equipment, net	29,123	28,316
Operating lease right-of-use assets	35,762	35,214
Goodwill	126,251	126,148
Deferred income taxes	3,191	3,094
Other assets	18,412	18,895
Total assets	$491,498	$497,820

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$25,258	$25,216
Accrued expenses and other current liabilities	96,783	86,694
Contract liabilities	86,797	107,451
Total current liabilities	208,838	219,361
Long-term contract liabilities	26,109	22,868
Deferred income taxes	1,132	1,006
Operating lease liabilities	31,378	29,806
Other liabilities	8,248	7,676
Total liabilities	275,705	280,717
Commitments and Contingencies
Stockholders' equity:
Common stock - $0 par value; Authorized 300,000,000 shares. Issued 74,416,236 and 72,642,930 at April 30, 2025 and January 31, 2025, respectively; Outstanding 72,878,528 and 72,057,202 shares at April 30, 2025 and January 31, 2025, respectively	—	—
Additional paid-in capital	379,299	374,126
Treasury stock, at cost 1,537,708 and 585,728 shares at April 30, 2025 and January 31, 2025, respectively	(14,227)	(5,276)
Accumulated deficit	(157,624)	(156,643)
Accumulated other comprehensive loss	(12,313)	(14,015)
Total Cognyte Software Ltd. stockholders' equity	195,135	198,192
Noncontrolling interest	20,658	18,911
Total stockholders’ equity	215,793	217,103
Total liabilities and stockholders’ equity	$491,498	$497,820

                                            Exhibit 99.1
Table 3
COGNYTE SOFTWARE LTD.
Condensed Consolidated Statements of Cash Flows
(Unaudited)

	Three Months Ended April 30,
(in thousands)	2025	2024
Cash flows from operating activities:
Net income (loss)	$142	$(3,601)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,787	3,275
Allowance for credit losses	45	625
Stock-based compensation	5,172	3,891
Provision from deferred income taxes	56	95
Non-cash gains on derivative financial instruments, net	(339)	(200)
Other non-cash items, net	300	55
Changes in operating assets and liabilities:
Accounts receivable	257	25,917
Contract assets	(3,031)	(4,217)
Inventories	887	1,433
Prepaid expenses and other assets	986	(4,585)
Accounts payable and accrued expenses	10,454	4,600
Contract liabilities	(16,881)	(4,753)
Other liabilities	103	(867)
Other, net	772	(214)
Net cash provided by operating activities	1,710	21,454

Cash flows from investing activities:
Purchases of property and equipment	(3,948)	(1,299)
Settlements of derivative financial instruments not designated as hedges	29	107
Cash paid for capitalized software development costs	(222)	(586)
Proceeds from Business divestiture, net of cost	—	4,943
Change in restricted bank time deposits, including long-term portion	97	259
Net cash (used in) provided by investing activities	(4,044)	3,424

Cash flows from financing activities:
Purchases of treasury stock	(8,951)	—
Repayment of principal portion of finance lease liability	(66)	—
Net cash used in financing activities	(9,017)	—

Foreign currency effects on cash, cash equivalents, restricted cash, and restricted cash equivalents	1,284	(662)
Net (decrease) increase in cash, cash equivalents, restricted cash and restricted cash equivalents	(10,067)	24,215
Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of period	112,904	80,396
Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of period	$102,837	$104,611

Reconciliation of cash, cash equivalents, restricted cash and restricted cash equivalents at end of period:
Cash and cash equivalents	$102,642	$98,803
Restricted cash and cash equivalents included in restricted cash and cash equivalents and restricted bank time deposits	195	5,768
Restricted cash and cash equivalents included in other assets	—	40
Total cash, cash equivalents, restricted cash, and restricted cash equivalents	$102,837	$104,611

                                            Exhibit 99.1
Table 4
COGNYTE SOFTWARE LTD.
Reconciliation of GAAP to Non-GAAP Measures
(Unaudited)

	Three Months Ended April 30,
(in thousands, except per share data)	2025	2024
Operating income (loss), operating margin and adjusted EBITDA
GAAP Operating income (loss)	2,153	(2,282)
GAAP operating margin	2.3%	(2.8)%
Stock-based compensation expenses	5,172	3,890
Other Non-GAAP adjustments	226	219
Non-GAAP operating income	$7,551	$1,827
Depreciation and amortization	2,765	3,194
Adjusted EBITDA	$10,316	$5,021
Non-GAAP operating margin	7.9%	2.2%
Adjusted EBITDA margin	10.8%	6.1%

Net income (loss) attributable to Cognyte Software Ltd. reconciliation
GAAP Net loss attributable to Cognyte Software Ltd.	(981)	(5,117)
Stock-based compensation expenses	5,172	3,890
Non-GAAP tax adjustments	613	(1,498)
Other Non-GAAP adjustments	226	231
Total adjustments	6,011	2,623
Non-GAAP Net income (loss) attributable to Cognyte Software Ltd.	$5,030	$(2,494)

Table comparing GAAP and Non-GAAP diluted net loss per share attributable to Cognyte Software Ltd.
GAAP diluted net loss per share attributable to Cognyte Software Ltd.	$(0.01)	$(0.07)
Non-GAAP diluted net income (loss) per share attributable to Cognyte Software Ltd.	$0.07	$(0.04)
GAAP weighted-average shares used in computing diluted net loss per share attributable to Cognyte Software Ltd.	72,225	71,029
Non-GAAP diluted weighted-average shares used in computing net income (loss) per share attributable to Cognyte Software Ltd.	75,493	71,029

Stock-based compensation
Cost of revenue	556	413
Research and development, net	366	440
Selling, general, and administrative	4,250	3,037
Total stock-based compensation expense	$5,172	$3,890

Other Non-GAAP adjustments
Research and development, net	—	44
Selling, general, and administrative	226	102
Amortization of other acquired intangible assets	—	73
Other income, net	—	12
Total other Non-GAAP adjustments	$226	$231

                                            Exhibit 99.1
Footnotes

(1) The actual cash tax paid, net of refunds, was $0.7 million and $2.4 million for the three months ended April 30, 2025 and 2024, respectively.

                                            Exhibit 99.1
Cognyte Software Ltd. and Subsidiaries
Supplemental Information About Non-GAAP Financial Measures and Other Key Metrics

Non-GAAP Financial Measures

The press release includes reconciliations of certain financial measures not prepared in accordance with GAAP, consisting of non-GAAP operating income and operating margins, non-GAAP net income (loss) attributable to Cognyte, adjusted EBITDA and adjusted EBITDA margin, non-GAAP diluted net income (loss) per share attributable to Cognyte and non-GAAP diluted weighted-average shares used in computing such measure. The tables above include a reconciliation of each non-GAAP financial measure for completed periods presented in this press release to the most directly comparable GAAP financial measure.

We believe these non-GAAP financial measures, used in conjunction with the corresponding GAAP measures, provide investors with useful supplemental information about the financial performance of our business by:
•facilitating the comparison of our financial results and business trends between periods, by excluding certain items that either can vary significantly in amount and frequency, are based upon subjective assumptions, or in certain cases are unplanned for or difficult to forecast,
•facilitating the comparison of our financial results and business trends with other software companies who publish similar non-GAAP measures, and
•allowing investors to see and understand key supplementary metrics used by our management to run our business, including for budgeting and forecasting, resource allocation, and compensation matters.

We also make these non-GAAP financial measures available because our management believes they provide meaningful information about the financial performance of our business and are useful to investors for informational and comparative purposes.

Non-GAAP financial measures should not be considered in isolation as substitutes for, or superior to, comparable GAAP financial measures. The non-GAAP financial measures we present have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP, and these non-GAAP financial measures should only be used to evaluate our results of operations in conjunction with the corresponding GAAP financial measures. These non-GAAP financial measures do not represent discretionary cash available to us to invest in the growth of our business, and we may in the future incur expenses similar to or in addition to the adjustments made in these non-GAAP financial measures. Other companies may calculate similar non-GAAP financial measures differently than we do, limiting their usefulness as comparative measures.

Our non-GAAP financial measures are calculated by making the following adjustments to our GAAP financial measures:

Stock-based compensation expenses. We exclude stock-based compensation expenses related to restricted stock awards, stock bonus programs, bonus share programs, and other stock-based awards from our non-GAAP financial measures. We evaluate our performance both with and without these measures because stock-based compensation is typically a non-cash expense and can vary significantly over time based on the timing, size and nature of awards granted, and is influenced in part by certain factors which are generally beyond our control, such as the volatility of the price of our ordinary shares. In addition, measurement of stock-based compensation is subject to varying valuation methodologies and subjective assumptions, and therefore we believe that excluding stock-based compensation from our non-GAAP financial measures allows for meaningful comparisons of our current operating results to our historical operating results and to other companies in our industry.

Restructuring expenses. We exclude restructuring expenses from our non-GAAP financial measures, which include employee termination costs, facility exit costs, certain professional fees, asset impairment charges, and other costs directly associated with resource realignments incurred in reaction to changing strategies or business conditions. All of these costs can vary significantly in amount and frequency based on the nature of the actions as well as the

                                            Exhibit 99.1
changing needs of our business and we believe that excluding them provides easier comparability of pre- and post-restructuring operating results.

Other adjustments. We exclude from our non-GAAP financial measures fair value adjustments related to revenue acquired in a business acquisition, amortization of acquired technology and other acquired intangible assets, acquisition expenses (benefit), separation expenses, business divestiture gain/losses, provision for legal claim, rent expense for redundant facilities, gains on change in fair value of equity investment, gains or losses on sales of property and certain professional fees unrelated to our ongoing operations.

Non-GAAP income tax adjustments. We exclude our GAAP provision (benefit) for income taxes from our non-GAAP measures of net income attributable to Cognyte Software Ltd., and instead include a non-GAAP provision for income taxes. Cognyte uses a full-year non-GAAP tax rate to compute the non-GAAP tax provision. This full-year non-GAAP tax rate is based on Cognyte’s annual GAAP income, adjusted to exclude non-GAAP items, as well as the effects of significant non-recurring and period-specific tax items which vary in size and frequency. This annual non-GAAP tax rate is based on an evaluation of our historical and projected profit before tax, taking into account the impact of non-GAAP adjustments, tax law changes, as well as other factors such as our current tax structure, existing tax positions and expected recurring tax incentives. Our GAAP effective income tax rate can vary significantly from year to year as a result of tax law changes, settlements with tax authorities, changes in the geographic mix of earnings including acquisition activity, changes in the projected realizability of deferred tax assets, and other unusual or period-specific events, all of which can vary in size and frequency. We believe that our non-GAAP effective income tax rate removes much of this variability and facilitates meaningful comparisons of operating results across periods. We evaluate our non-GAAP effective income tax rate on an ongoing basis, and it can change from time to time. Our non-GAAP income tax rate can differ materially from our GAAP effective income tax rate.

Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure defined as net income (loss) attributable to non-controlling interest before interest expense, interest income, income taxes, depreciation expense, amortization expense, revenue adjustments, restructuring expenses, acquisition expenses, and other expenses excluded from our non-GAAP financial measures as described above. We believe that adjusted EBITDA is also commonly used by investors to evaluate operating performance between companies because it helps reduce variability caused by differences in capital structures, income taxes, stock-based compensation accounting policies, and depreciation and amortization policies.

Other Key Metrics

Recurring revenue. Cognyte calculates recurring revenue for a period by combining revenue from initial and renewal support, subscription software licenses, and cloud-based SaaS in certain transactions. Recurring revenue is the portion of our revenue that we believe is likely to be renewed in the future. The recurrence of these revenue streams in future periods depends on a number of factors including contractual periods and customers' renewal decisions. Cognyte believes that recurring revenue provides investors more visibility into our recurring business in the upcoming years and helpful measurement of Cognyte’s potential revenue. Cognyte does not consider recurring revenue to be a non-GAAP financial measure because it is calculated using GAAP revenue.

Billings. Cognyte calculates billings for a period by adding changes in contract liabilities, contract assets and unbilled balances in that period to revenue. Cognyte believes that billings help investors better understand sales activity and ongoing business for a particular period, which is not necessarily reflected in revenue. Billings fluctuate from quarter to quarter. Cognyte does not consider billings to be a non-GAAP financial measure because it is calculated using exclusively revenue, contract liabilities, contract assets and unbilled balances, all of which are financial measures calculated in accordance with GAAP.

Total Backlog and Short-Term Backlog. Backlog is defined as unbilled amounts contracted under contracts deemed certain to be invoiced and recognized as revenue in future periods. Short-term backlog represents backlog that

                                            Exhibit 99.1
Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors backlog to provide visibility into our future revenue. Cognyte does not consider backlog to be a non-GAAP financial measure because it is calculated using exclusively unbilled contracted amounts.

Total Remaining Performance Obligations (RPO) and Short-Term RPO. RPO consist of backlog plus contract liabilities. RPO represents contracted revenue that has not yet been recognized, which includes contract liabilities and non-cancelable amounts that will be invoiced and recognized as revenue in future periods. The majority of our arrangements are for periods of up to three years, with a significant portion being one year or less. The timing and amount of revenue recognition for our RPO is influenced by several factors, including timing of support renewals, revenue recognition for certain projects that can extend over longer periods of time, delivery under which, for various reasons, may be delayed, modified, or canceled. Therefore, the amount of remaining obligations may not be a meaningful indicator of future results. In some cases, we may decide to cancel outstanding orders and reduce the RPO when there have been extended delays by customers in paying the agreed upon down payments or due to other reasons. Short-term RPO represents RPO that Cognyte expects to be recognized as revenue within the subsequent 12 months. Cognyte monitors RPO to provide visibility into our future revenue. Cognyte does not consider RPO to be a non-GAAP financial measure because it is calculated in accordance with GAAP, specifically under ASC Topic 606.